P.E. 2/5/02

02013484

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

5 February 2002

The BOC Group plc
(Name of Registrant)

Chertsey Road, Windlesham,
Surrey, GU20 6HJ
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A)

Encs.

A News Release dated 5 February 2002 announcing the First Quarter Results for The BOC Group plc for the period ended 31 December 2001.

THE BOC GROUP

Chertsey Road, Windlesham, Surrey GU20 6HJ
Tel: 01276 477222 Fax: 01276 471333 (International: +44 1276)

NEWS RELEASE

FOR IMMEDIATE RELEASE

Summary of The BOC Group results for the three months to 31 December 2001

WINDLESHAM, UK (5 February 2002) - Results are stated after fully adopting the UK accounting standards FRS17 (retirement benefits) and FRS19 (deferred tax). Comparative figures of a year ago are re-stated accordingly. Details of this accounting change were given in The BOC Group News Release issued on 14 December 2001.

After exceptional charges of £11.8 million (mainly restructuring), operating profit was £102.7 million, profit before tax was £85.3 million and earnings per share were 10.5p. The profits and EPS shown below exclude exceptional items and comparisons are on a constant currency basis.

Turnover	£960.0 million, down 5 per cent
Operating profit	£114.5 million, down 11 per cent
Profit before tax	£97.1 million, down 12 per cent
Earnings per share	12.3p, down 9 per cent

- Another resilient performance in difficult market conditions, with improved results from every part of the business except BOC Edwards.
- Excluding BOC Edwards, Group turnover was up 5 per cent and operating profit up 10 per cent.
- Overall results are lower than a year ago because year ago comparisons are made with a period of peak activity in the semiconductor industry.
- Operating profit in Process Gas Solutions was driven by new projects, full ownership of Latin American hydrogen plants and operational cost savings in a firm pricing environment.
- Cost reduction and pricing initiatives helped to improve margins of Industrial and Special Products, although market conditions remained difficult in north America, Japan and the UK.
- Order intake by BOC Edwards for semiconductor equipment has stabilised at a similar rate to the previous quarter and the segment remained profitable.
- Gist performed strongly over the important holiday period.
- Despite good results in South Africa, including better results from Afrox hospitals, exchange rate movements for the rand since a year ago reduced these results when expressed in sterling. Weakness of the Japanese yen also had an adverse impact on translation of results into sterling.

Group Chief Executive, Tony Isaac said,

'Although our first quarter results are below the equivalent figures of a year ago, this masks an improvement in every part of the Group except BOC Edwards. The reasons for a lower profit in BOC Edwards are well understood. A year ago the semiconductor industry was at the peak of its investment cycle and BOC Edwards' sales of equipment to that industry were particularly strong. Order intake fell during the second half of 2001 but has now stabilised at the lower level. I am pleased to report that strict attention to costs has enabled BOC Edwards to remain profitable in such difficult circumstances.

'Despite its cyclical characteristics, we remain confident of long-term growth in the semiconductor industry. BOC has signed a letter of intent to acquire the turbomolecular vacuum pumps business from Seiko Instruments. This would complement BOC Edwards' existing product portfolio very well.

'Our operating profit was also affected by the weakness of the South African rand, which lost a third of its value relative to sterling since a year ago. Translation of our Japanese results was also adversely affected by the exchange rate movement.

'Apart from BOC Edwards and excluding such exchange rate effects, our other businesses increased turnover by 5 per cent, and operating profit by 10 per cent. These improvements were driven by cost savings, price initiatives, acquisitions and new projects.'

GROUP RESULTS

Group profit before tax, excluding exceptional items, was £97.1 million for the fiscal first quarter.

Exchange rate movements, mainly for the South African rand but also for the Japanese yen, reduced profit before tax for the quarter by nearly £6 million and earnings per share by 0.5p compared with a year ago upon translation into sterling.

Excluding currency translation effects, profit before tax decreased 12 per cent for the quarter compared with a year ago. The equivalent comparison for earnings per share was a decrease of 9 per cent. Turnover was down 5 per cent for the fiscal first quarter on a constant currency basis.

fiscal first quarter (year to 30 September 2002)

Group total	profit before tax		earnings per share	
excl. exceptional items and comparisons at constant currency	£97.1m	*-12%*	12.3p	*-9%*

BUSINESS SEGMENT RESULTS

Results, excluding exceptional items, are shown in the table below. All comparisons that follow are on the basis of constant exchange rates and profits exclude exceptional items. Comparisons are made with the fiscal first quarter a year ago unless stated otherwise.

fiscal first quarter (year to 30 September 2002)

£ million	turnover		operating profit	
Process Gas Solutions	292.9	*+2%*	41.3	*+7%*
Industrial & Special Products	388.4	*+4%*	62.4	*+9%*
BOC Edwards	153.1	*-36%*	3.9	*-86%*
Afrox hospitals	57.4	*+14%*	4.6	*+18%*
Gist	68.2	*+11%*	6.0	*+13%*
Group total	**960.0**	***-5%***	**114.5**	***-11%***

PROCESS GAS SOLUTIONS (PGS)

Turnover in the first quarter was £292.9 million, up two per cent. Operating profit was up 7 per cent to £41.3 million. The increases in turnover and profit were driven by new plants coming on stream to satisfy long-term contracts and from the full ownership of hydrogen supply schemes in Latin America. During 2001 BOC acquired the remaining shares in two hydrogen supply schemes, one in Venezuela and one in Chile.

Weak manufacturing activity in the UK was reflected in flat sales of liquefied gases in the merchant market but new supply schemes contributed to an increase in on-site sales. Operating profit in the UK improved as a result of actions taken to reduce costs. A new plant to supply hydrogen to Huntsman on Teesside came into production at the end of January on schedule and within budgeted cost.

US manufacturing industry remained in recession during the quarter but tonnage demand from the steel industry was stable compared with the previous quarter and with a year ago. Carbon dioxide sales increased and supply will be boosted by the acquisition of carbon dioxide facilities in the US from Messer, comprising four plants in the central and southern US as well as a rail depot in the north east. Pricing trends remained firm for both air gases and carbon dioxide, although some surcharges have been eliminated following a reduction in fuel costs.

The nitrogen plant supplying Pemex in Mexico contributed a lower operating profit because an early completion bonus was included in the first quarter a year ago. During the quarter, BOC increased its equity share of this project from 30 per cent to 35 per cent. Results from the rest of Latin America improved, primarily because BOC took full ownership of hydrogen plants in Venezuela and Chile.

Turnover and profit were significantly better than a year ago in the south Pacific region mainly as a result of new plants coming on stream in Australia as well as strong liquid volumes. The plant supplying BP near Brisbane began production in October 2000 and a facility came on stream at Whyalla, South Australia, in November 2001. These plants were commissioned on or before schedule within demanding timetables and within budget. Operational and overhead cost reductions also contributed to the improved profit.

Turnover and operating profit increased in south east Asia, driven by growth in Thailand and Singapore. Turnover was lower in Japan but an increase in operating profit from the merchant liquid business more than offset a lower tonnage profit leading to an overall increase.

Turnover and profit were significantly better in Africa as a result of strong volume growth in the merchant market coupled with price increases.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)

Turnover was £388.4 million in the first quarter which was up 4 per cent, while operating profit was up 9 per cent to £62.4 million. Trading conditions remained difficult in north America, the UK and Japan but volumes improved in the south Pacific region, Latin America and Africa. Margins were improved through lower costs following the major restructuring programme begun in the first half of last year and from better selling prices for liquefied petroleum gas (LPG).

Weak manufacturing activity in the UK continued to hold back sales of industrial products but this was offset by growth of special products and Sureflow gases and services for the hospitality market. Pricing trends remained favourable and operating profit increased.

Sales and operating profit were both lower in north America reflecting continued manufacturing recession and poor capacity utilisation across a wide range of industries. Gases sales were somewhat stronger than sales of equipment, and margins were supported by cost containment. Market conditions were particularly difficult in Canada.

Turnover and operating profit increased in the south Pacific region driven by better prices coupled with cost reduction programmes. Improving economic trends were reflected more in growing sales of equipment than in gas volumes.

Better volumes following market development initiatives and higher seasonal demand than last year lifted sales of liquefied petroleum gas (LPG) by BOC associate Elgas in Australia. Margins were also significantly better than a year ago.

The weakening economy in Japan was reflected in lower turnover but margins improved to leave operating profit higher than a year ago.

The business in southern Africa performed strongly in rather soft economic conditions – particularly for the manufacturing sector. Better sales and operating profit reflect increased rental income, significantly improved sales of Handigas products and services to the hospitality sector (including LPG) and sharply increased exports of welding products.

BOC EDWARDS

Turnover was £153.1 million in the first quarter, down 36 per cent, and operating profit declined 86 per cent to £3.9 million. These reductions reflect the sharp downturn in the semiconductor industry half way through last year that led to lower sales of vacuum, abatement and chemical management equipment. In the first quarter order intake for semiconductor equipment has stabilised at a similar level to the previous quarter and vigorous restructuring has enabled BOC Edwards to remain profitable in the exceptionally difficult market conditions.

Capital equipment orders were the worst affected as investment by manufacturers fell but the current semiconductor cycle has also been characterised by cutbacks in production leading to lower demands for electronic materials and services. Bulk gases sales, which are somewhat less dependent on production volume, held up rather better.

Order intake for general vacuum products was fairly stable and sales during the quarter were boosted by the contribution from vacuum businesses acquired from Smiths Industries on 5 December 2001.

Parts of the Coating Technology business were affected by the semiconductor downturn but Pharmaceutical Systems performed strongly as a result of increased capital investment by the major pharmaceutical manufacturers.

The downturn in the semiconductor industry has provided opportunities to strengthen BOC Edwards business semiconductor product portfolio with carefully targeted acquisitions since the end of the quarter. The Chemical Management business was strengthened with the acquisition of Hydromatix in January. This US-based company with sales of some $5 million a year manufactures specialist liquid purification and abatement systems to support wet fabrication processes. BOC has today announced its intention to acquire Seiko's turbomolecular pump business, subject to various conditions and regulatory approvals. Turbo pumps are used on process tools to evacuate process chambers in semiconductor production and the technology is the key to business relationships with process tool manufacturers. The product range would complement BOC Edwards' existing vacuum portfolio and benefits would include better integration of servicing, marketing and the supply chain.

AFROX HOSPITALS

Turnover was £57.4 million in the first quarter, which was down in terms of sterling but up 14 per cent on a constant currency basis. Operating profit rose 18 per cent to £4.6 million on a constant currency basis.

Hospital activity, measured as paid patient days, was marginally up and the increased turnover and operating profit results principally from increased prices of medication and services.

GIST (formerly BOC Distribution Services)
Turnover was up 11 per cent to £68.2 million in the first quarter and operating profit was up 13 per cent to £6.0 million. The strong results reflect a three month contribution from the new Budgens business as well as efficient performance in Gist's operations for Marks & Spencer over a strong Christmas season.

Having completed the necessary trials, Gist is now starting commercial warehousing operations for Ocado. This company is an electronic food-retailing venture established to provide home delivery services in partnership with Waitrose, a major UK food supermarket chain forming part of the John Lewis Partnership.

CASH FLOW, BORROWINGS AND TAX
Operating cash flow before exceptional items was £113.8 million, down only marginally from the £117.1 million for the same quarter last year. This was despite the sharp reduction in operating profit and cash flow in BOC Edwards. After other items, mainly capital expenditure, financing and tax costs, there was a net cash outflow of £17.0 million for the quarter, compared with an outflow of £9.6 million for the same quarter last year. Acquisitions absorbed a further £47.1 million in the first quarter this year.

At 31 December 2001, net borrowings were £1,329.5 million. Gearing ratios were 33.4 per cent for net debt/capital employed and 62.8 per cent for net debt/equity. These compare with 32.0 per cent and 58.2 per cent respectively on a restated basis at 30 September 2001. The net interest charge of subsidiaries on net borrowings was covered 5.5 times by operating profit before exceptional items and before deducting interest capitalised. Interest was covered by earnings before interest, tax, depreciation and amortisation (EBITDA) 8.5 times compared with 7.0 times a year ago.

The return on average capital employed was 12.6 per cent for the 12 months to 31 December 2001 compared with 12.8 per cent on a restated basis a year ago. The effective rate of tax on underlying profit before exceptional items was 31 per cent. This is just over 1 per cent below the effective rate for the 2001 fiscal year on a restated basis.

NEW ACCOUNTING STANDARDS
The BOC Group has adopted two new UK accounting standards, FRS17 (retirement benefits) and FRS19 (deferred tax) in the preparation of these results. These significantly alter the presentation of the profit and loss account and balance sheet but do not affect cash flow.

Under the new accounting standard for retirement benefits, the net finance charge has been affected by a reduced contribution from returns on pension scheme assets in fiscal 2002. This is because the calculation must be based on a spot valuation of assets at the balance sheet date 30 September 2001, which was near the low point in the equity markets.

For a detailed explanation of how the new standards affect the presentation and for restated results for the quarters of the financial year to 30 September 2001, please see The BOC Group News Release issued on 14 December 2001 by using the following link to our website http://www.boc.com/news/article_detail.cfm?ID=214.

OUTLOOK
Economic conditions in the major industrial markets remain difficult and manufacturing activity shows few signs of upturn in the short term. Capital investment by the semiconductor industry now seems unlikely to improve significantly within the next two quarters.

In spite of these circumstances BOC is confident of building on its successful start to the year by continuing to improve business efficiency and driving down costs in all segments. Meanwhile the pricing environment in key markets for industrial gases remains firm. BOC continues to focus on enhancing growth capabilities in its core businesses. In addition to careful control of costs, BOC Edwards is maintaining its focus on working with key customers to develop products to ensure that it is strongly positioned for the next phase of semiconductor industry investment.

Contact: Christopher Marsay, Group Manager - Investor Relations
Tel. 07771 730530 before 12.30pm
or 01276 477222 (International +44 1276 477222) thereafter.

Notes for editors

Serving two million customers in more than 50 countries, The BOC Group is one of the largest and most global of the world's leading gases companies. It employs some 43,000 people and had annual sales of over £4 billion in 2001.

For more than a century BOC's gases and expertise have contributed to advances in many industries and aspects of everyday life, including steel-making, refining, chemical processing, environmental protection, wastewater treatment, welding and cutting, food processing and distribution, glass production, electronics and health care.

Two significant businesses have grown in parallel with BOC's industrial gases activities. One is BOC Edwards, which supplies ultra-high purity gases and associated equipment to the semiconductor industry and is also world-famous for its vacuum pumps; the other is Gist - a specialist logistics company serving a number of major customers including Marks & Spencer.

GROUP RESULTS
3 MONTHS TO 31 DECEMBER 2001

	3 Months to 31 Dec 2001	3 Months to 31 Dec 2000 (Restated)	Year to 30 Sep 2001 (Restated)
	£million	£million	£million
TURNOVER, including share of joint ventures and associates	960.0	1,057.3	4,159.2
Less: share of joint ventures	77.1	82.8	340.0
Less: share of associates	10.4	10.0	46.3
Turnover	872.5	964.5	3,772.9
Operating profit of subsidiary undertakings	97.3	114.5	458.4
Share of operating profit of joint ventures	14.6	15.5	59.0
Share of operating profit of associates	2.6	4.6	13.2
Operating profit before exceptional items	114.5	134.6	530.6
Operating exceptional items (note 1)	(11.8)	(3.4)	(108.3)
Total operating profit including share of joint ventures and associates	102.7	131.2	422.3
Profit on disposal of fixed assets	-	-	3.6
Profit before interest	102.7	131.2	425.9
Interest on net debt	(26.6)	(33.1)	(123.4)
Interest on pension scheme liabilities	(25.8)	(26.8)	(107.2)
Expected return on pension scheme assets	35.0	41.7	166.9
Net interest	(17.4)	(18.2)	(63.7)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	85.3	113.0	362.2
Tax (note 2)	(27.4)	(31.9)	(104.6)
Profit on ordinary activities after tax	57.9	81.1	257.6
Minority interests	(6.6)	(10.2)	(33.5)
PROFIT FOR THE PERIOD	51.3	70.9	224.1
Dividends	(75.9)	(75.4)	(180.3)
Surplus/(deficit) for the period	(24.6)	(4.5)	43.8
Earnings per share, basic (note 3)			
- on published profit for the period	10.48p	14.54p	46.03p
- before exceptional items	12.35p	14.10p	57.51p
Earnings per share, diluted (note 3)			
- published profit for the period	10.44p	14.50p	45.87p
- before exceptional items	12.30p	14.05p	57.31p

SEGMENTAL INFORMATION
3 MONTHS TO 31 DECEMBER 2001

Turnover and operating profit before exceptional items by business were as follows:

	3 Months to 31 Dec 2001		3 Months to 31 Dec 2000 (Restated)		Year to 30 Sep 2001 (Restated)	
	Turnover	Operating Profit	Turnover	Operating Profit	Turnover	Operating Profit
	£million	£million	£million	£million	£million	£million
Process Gas Solutions	292.9	41.3	293.1	39.5	1,193.0	156.5
Industrial and Special Products	388.4	62.4	391.7	61.1	1,573.9	248.8
BOC Edwards	153.1	3.9	244.0	28.4	873.1	78.8
Afrox hospitals	57.4	4.6	67.1	5.3	287.8	32.3
Gist	68.2	6.0	61.4	5.3	231.4	21.3
Corporate	-	(3.7)	-	(5.0)	-	(7.1)
Continuing operations	960.0	114.5	1,057.3	134.6	4,159.2	530.6

Turnover and operating profit before exceptional items by region were as follows:

	3 Months to 31 Dec 2001		3 Months to 31 Dec 2000 (Restated)		Year to 30 Sep 2001 (Restated)	
	Turnover	Operating Profit	Turnover	Operating Profit	Turnover	Operating Profit
	£million	£million	£million	£million	£million	£million
Europe	257.8	36.6	256.7	31.0	1,002.5	165.5
Americas	316.6	25.0	367.2	36.1	1,387.5	137.2
Africa	105.7	15.4	122.6	17.0	505.6	69.4
Asia/Pacific	279.9	37.5	310.8	50.5	1,263.6	158.5
Continuing operations	960.0	114.5	1,057.3	134.6	4,159.2	530.6

CONDENSED BALANCE SHEET
AT 31 DECEMBER 2001

	At 31 Dec 2001 £million	At 30 Sep 2001 (Restated) £million
Fixed Assets		
- Intangible assets	51.3	48.1
- Tangible assets	3,156.7	3,168.6
- Joint ventures, associates and other investments	467.6	449.8
Working capital (excluding bank balances and short-term loans)	249.9	258.4
Deferred tax provisions	(293.0)	(294.3)
Other non current liabilities and provisions	(235.9)	(227.7)
Net borrowings and finance leases	(1,329.5)	(1,272.1)
Net assets excluding pension assets and liabilities	2,067.1	2,130.8
Pension assets	106.1	107.0
Pension liabilities	(55.3)	(51.7)
Net assets including pension assets and liabilities	2,117.9	2,186.1
Shareholders' capital and reserves	2,004.2	2,047.9
Minority shareholders' interests	113.7	138.2
	2,117.9	2,186.1

CASH FLOW
3 MONTHS TO 31 DECEMBER 2001

	3 Months to 31 Dec 2001	3 Months to 31 Dec 2000 (Restated)	Year to 30 Sep 2001 (Restated)
	£million	£million	£million
TOTAL OPERATING PROFIT before exceptional items	114.5	134.6	530.6
Depreciation and amortisation	81.0	82.5	329.5
Operating profit of joint ventures	(14.6)	(15.5)	(59.0)
Operating profit of associates	(2.6)	(4.6)	(13.2)
Changes in working capital and other items	(64.5)	(79.9)	51.7
Exceptional cash items	(13.4)	(2.0)	(51.8)
NET CASH INFLOW FROM OPERATING ACITIVITIES	100.4	115.1	787.8
DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	1.7	1.5	23.5
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(24.6)	(29.9)	(87.2)
TAX PAID	(20.7)	(24.6)	(100.6)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(87.2)	(73.7)	(311.9)
ACQUISITIONS AND DISPOSALS	(47.1)	(14.1)	(133.6)
EQUITY DIVIDENDS PAID	-	-	(180.3)
NET CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	(77.5)	(25.7)	(2.3)

NOTES

1 The operating exceptional items in the period to 31 December 2001 comprise the following:
a) restructuring charges: £9.8 million
b) costs directly attributable to the failed take-over bid: £2.0 million.

2 Overseas tax included in the tax charge amounted to £14.9 million (3 months to 31 December 2000: £21.0 million, year to 30 September 2001: £66.4 million). Joint ventures' tax amounted to £2.2 million (3 months to 31 December 2000: £0.2 million, year to 30 September 2001: £4.3 million). Associated undertakings' tax amounted to £0.6 million (3 months to 31 December 2000: £0.4 million, year to 30 September 2001: £2.7 million).

3 The number of shares used in the basic earnings per share calculation was 488.5 million (3 months to 31 December 2000: 486.1 million, year to 30 September 2001: 486.9 million). The number of shares used in the diluted earnings per share calculation was 490.2 million (3 months to 31 December 2000: 487.5 million, year to 30 September 2001: 488.6 million). These figures include an adjustment for own shares held by an employee share ownership plan (ESOP) trust.

4 The results for the 3 months to 31 December 2001 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2001, except for changes arising from the adoption of two new accounting standards, FRS17 – Retirement benefits and FRS19 – Deferred tax. Comparative figures have been restated accordingly.

5 Financial information for the year to 30 September 2001 has been based on the full Group accounts for that period. The 2001 accounts received an unqualified audit report and have been delivered to the Registrar of Companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorised.

The BOC Group plc

Date: 5 February 2002

By: /s/ Amanda Bateman